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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August 2003 (August 14, 2003)

Commission File Number:  0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                       ---           ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

     This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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     This Form 6-K contains forward-looking statements within the meaning of the
Securities Exchange Act of 1934 as amended, and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate," "approach," "begin," believe," "continue," "expect," "forecast," "going forward," "improved," "likely," "look forward," "opportunity," "outlook," "plans," "potential," "proposal," "should" and "would" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.


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                  Attention ASX Company Announcements Platform
                           Lodgement of Open Briefing

[ANSELL LOGO APPEARS HERE]

Ansell Limited
Level 3 678
Victoria Street
Richmond VIC 3121

--------------------------------------------------------------------------------

Date of Lodgement: 14-Aug-2003

          Title: Open Briefing. Ansell. CEO on Results & Outlook

          corporatefile.com.au
          Ansell Limited today reported net profit of US$29.3 million (A$49.9 million) for the year ended June 2003 compared with a loss of US$60.5 million (A$115.8 million) in the previous year. The core Healthcare segment booked EBITA of US$93.6 million (A$159.5 million) up 10.5 percent from US$84.7 million (A$162.3 million), achieving your previously stated target. What were the main drivers of the growth?

          CEO Harry Boon
          The stand-out was the fantastic performance in the Occupational division, which accounts for about half the business. It had a strong improvement in the top line, but more so in the bottom line, which validates the work we've done over the last couple of years on moving the division into higher margin products, launching new products and reducing costs through the transfer of manufacturing to Asia and Mexico.

          The other obvious driver was the Consumer division, which has continued to achieve the sort of margins that are more typical of consumer products industries and which are very attractive to us. In fact, we'd like to grow this division in the future.

          A third factor was that in 2003 we began seeing the benefit of our hard work rationalising our head office. Our corporate offices in Australia and Red Bank in

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          the US are now running at significantly lower cost levels, which we believe are at world's best practice levels.

          Clearly, a negative for us in 2003 was the Professional division, where there were specific issues that pulled performance below its potential.

          corporatefile.com.au
          Ansell announced a final unfranked dividend of A$0.11 per share. This follows several periods in which dividends were suspended. What has changed that enables you to make the dividend payment at the same time a share buy-back is in progress, and are payments likely to be continued?

          CEO Harry Boon
          The dividend is consistent with the balanced capital management strategy we adopted following our recent major review of the company's projected capital requirements.

          CFO Rustom Jilla
          In our review, we projected our cash flow through to the end of 2005, allowing for expected capex and working capital requirements. From that free cash flow we estimated what we'd need for bolt-on acquisitions, assuming we'd also have the capacity to raise some funds if need be. We also looked at the timing of our debt repayments. And then we figured out a reasonable level of share buy back and a sustainable level of dividends.

          CEO Harry Boon
          So we don't see this dividend as a one-time event. We've recognised that a share buy-back is of more interest to some investors and a cash dividend, even though it's unfranked, is of more interest to others. We've tried to balance our shareholders' interests in a way that's affordable and sustainable. And in a way that's best for Ansell.

          corporatefile.com.au
          Ansell's strong Healthcare result was marred by the Professional division, where EBITA was down 34.7 percent to US$31.6 million, reflecting interruptions to your supply of surgeons' gloves and weak examination glove prices. EBITA margin fell to 11.9 percent from 17.0 percent. What's the outlook for Professional margins?

          CEO Harry Boon
          First it's important to understand the factors behind last year's professional result before we make any predictions about the future.

          Clearly, the first and major issue was the short-fall in supply of surgeons' gloves, primarily powder-free, caused by start-up problems at our Shah Alam plant in Malaysia. That was made worse by the two-month FDA detention late last calendar year.

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          The second issue was the large air freight costs we incurred in trying to quickly re-supply the US market once the detention was over. We believe it was crucial to re-supply the market quickly. The air freight has ended, so the cost could be considered a one-time event.
          It certainly won't affect the bottom line in FY 2004.

          The third issue was the reduction in selling prices of exam gloves, particularly in the US. Prices have stabilised in the second half, but at the lower levels. Looking forward, the situation is unlikely to get any worse, but it's not necessarily going to get better either.

          Looking forward of course there remains a question about how our customer base has been affected by the supply issues. Available market data suggests we've lost 4 percentage points of market share in the US powder-free surgical glove market, and we're now launching a major effort to regain that share.

          corporatefile.com.au
          The third wave of Operation Full Potential (OFP), which is about to start, calls for entry into the US alternate care market. Given last year's supply interruptions, does this remain a realistic near-term goal?

          CEO Harry Boon
          Over the year, the three waves of OFP we originally outlined have been shuffled a bit to take advantage of opportunities or respond to business developments. Our focus now is in two main areas. Firstly, converting the analysis and measurement work we've done into action. That's initiatives like growing powder-free surgeons' gloves around the world and implementing a more targeted sales and marketing strategy in the US.

          Secondly, and in parallel with that, we're moving in sequence to the rest of the OFP list, which includes alternate care growth and growing our condom sales in the US. I do want to make the point that supply issues are unrelated to alternate care, which is almost overwhelmingly a market for examination type gloves. As we've turned all our resources back to regaining our surgeons' glove market share, we'll probably delay putting resources into alternate care projects while we rebuild.

          corporatefile.com.au
          The Occupational division reported EBITA of US$36.9 million (A$62.9 million) in 2003, up from US$19.3 million (A$37.0 million) on revenue growth of 9.6 percent to US$366.5 million (A$624.9 million). EBITA margin improved to 10.1 percent from 5.8 percent. To what extent did the margin improvement reflect the contribution of the HyFlex products and what scope is there for on-going improvement?

          CEO Harry Boon
          Some of the margin improvement is certainly attributable to the worldwide growth of the HyFlex product line, where sales were up 48 percent to US$53 million. That's a striking increase given we're now in the fourth year of this product's life.

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          It's come on the back of the launch of new HyFlex variants and the growing acceptance of these ergonomic gloves. As volume has grown we've also benefited from lower production costs in Mexico and Asia.

          Beyond that, the margin improvement reflects our manufacturing rationalisation, for example the closure of the Troy plant in the US and the substitution of Asian product. And we can't ignore the benefits to the business from the strengthening euro.

          Occupational is also benefiting from our strategy of diversifying our sales channels. The business was historically heavily dependent on the automotive and metal manufacturing sectors, and over the last two or three years we've made a conscious effort to diversify across new industry verticals. Food handling and processing have been primary targets for us, and we're doing more in that area. In a year when the world economy and the world manufacturing sector were flat, that strategy has clearly started to pay off.

          corporatefile.com.au
          What's the progress in the roll-out of your Occupational Value Proposition (OVP) hand injury solution concept?

          CEO Harry Boon
          OVP is what we call a "game changing" strategy and to change the rules of the game we need to kick down quite a few doors of resistance. We've found that in most manufacturing companies with multiple plants, the plant managers are responsible for the costs of running their factory, including the cost of safety equipment like gloves. However, the responsibility for healthcare insurance and healthcare costs, which come from things like hand injuries, generally lies in the head office. So our challenge is to get the headquarters and the operating divisions together, because what we offer them is a reduction in the total cost of hand injuries whether it's gloves or insurance or healthcare or injury.

          When we launched the concept, we thought it would take on average 12 months to get OVP up and running at a target company because of these hurdles. In fact, it's looking more like 12 to 18 months. We're still very close to having a few major sign-ups with pilot trials underway at selected plants of some customers. The work we've done has validated the integrity of the concept, so it's a matter of driving it through the target organisations and then getting the structures in place, which all takes time. We're still confident that over time this will be the game changer for this division.

          corporatefile.com.au
          The Consumer division reported EBITA of US$25.1 million (A$42.8 million), up from US$17.0 million (A$32.6 million) on revenue growth of 6.8 percent to US$126.7 million (A$216.1 million). EBITA margin increased to 19.8 percent from 14.3 percent. Can you sustain this momentum given Ansell's number three position in a competitive condom market?

          CEO Harry Boon
          It's very hard for us to know whether we're number three or equal number two in the world condom market. The other number two contender is Trojan, which is present only in North America, while we're present worldwide and it's hard to aggregate. We believe we're well positioned in the market and that there are many opportunities for us.

          The most important driver of the Consumer division's earnings was business generated by the government-funded global tenders for condoms in the fight against HIV/AIDS. Since we commissioned our low cost condom production facilities in Thailand and India, we've been able to participate in these bids at attractive margins.

          The branded condom business remains strong around the world, and it's all about market share and building consumer loyalty. There's plenty of activity in brand re-launches, new positioning in the UK, a re-launch in Australia, and we've got a total repackaging exercise in the US to come later this year. This is a strong consumer business that brings commensurate margins.

          In household gloves, we have a global alliance with a leading consumer products company, which has a clear number one position in many countries. It's a joint effort - we develop and produce the gloves, our partner markets them and we collaborate on R&D. We're well into the second decade of this alliance and it's going from strength to strength. It's a low cost and effective way for us to be a player in the world household glove market without major marketing investment.

          corporatefile.com.au
          Latex prices have remained relatively high. How will this affect Ansell going forward?

          CEO Harry Boon
          We have a strategic sourcing group in Asia that manages our global latex purchasing and forward contracts. They've done a good job over the last year in moderating the impact of price movements. Going forward, we're confident our business plans, and the earnings guidance we've given the market, fully factor in the cost of latex at around current levels.

          corporatefile.com.au
          Gearing fell to 22.1 percent at the end of June 2003 from 41.7 percent previously. Given your continuing operations generated free cash flow, net of capex, tax, dividends and the buy-back, of US$85.4 million (A$x million) in 2003, up from US$10.2 million (A$x million), do you regard the business as under geared? How will you reinvest this free cash flow going forward?

          CFO Rustom Jilla
          Clearly our gearing level is conservative. It's important we maintain our financial flexibility. We expect to continue to generate cash, and hopefully strengthen our credit ratings given some of the initiatives we've taken in restructuring the

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          business. Then we'll be positioned to take on more debt if a strategic opportunity arises.

          Generating a lot of cash is a good problem to have. It gives us the capacity to look at growth opportunities through acquisitions that fit our strategy. But the money's not burning a hole in our pocket, because we're returning cash to shareholders while we continue to fund our business needs.

          corporatefile.com.au
          What's the outlook for Healthcare earnings in the current year ending June 2004?

          CEO Harry Boon
          The result we've just announced meets the commitment we gave the market for year one of our program to achieve in 2005 a 50 percent uplift in our US dollar EBITA compared with the 2001 level. We remain confident we'll achieve the 2005 goal.

          corporatefile.com.au
          Thank you Harry and Rustom.

          ----------------------------------------------------------------------
          For previous Open Briefings by Ansell, visit www.corporatefile.com.au


          For more information about Ansell, visit www.ansell.com

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ANSELL LIMITED
                                                   (Registrant)



                                           By:     /s/ DAVID M. GRAHAM
                                                   ---------------------------

                                           Name:   DAVID M. GRAHAM
                                                   ---------------------------

                                           Title:  GROUP TREASURER

Date:  August 14, 2003